LARRY D. IRICK
Vice President, General Counsel
and Corporate Secretary

September 19,2013

VIA EDGAR AND EMAIL

Re:     Westar Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Response dated September 12, 2013
File No. 1-3523

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Allegretto:

We are submitting our response to your letter dated September 12, 2013 to Mr. Anthony D. Somma, our Senior Vice President, Chief Financial Officer and Treasurer. Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the 2012 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Changes in Equity, page 65

1.
We reviewed your response to comment 1 in our letter dated August 14, 2013. Please tell us what is included in the issuance of stock and stock compensation and tax benefit line items on an individual, as opposed to combined, basis.

818 South Kansas Ave / P.O. Box 889 / Topeka, Kansas 66601
Telephone: (785) 575-1625 / Fax: (785) 575-8136
larry.irick@WestarEnergy.com

Mr. James Allegretto
Securities and Exchange Commission
September 19, 2013

Company Response:
The following tables provide the requested reconciliations for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In Thousands)
Details of Non-cash Issuance of Common Stock disclosed in Note 2
Non-cash issuance of common stock	$16,174	$15,991	$11,388
Stock compensation	(9,802)	(14,501)	(3,298)
Transfer from temporary equity (Stmt. of Changes in Equity)	—	3,465	(22)
Amortization of restricted stock (Stmt. of Changes in Equity)	6,430	7,698	10,710
Immaterial adjustment not included in Note 2 (2011) and rounding	1	2,450	(1)
Issuance of common stock for reinvested dividends and compensation plans (Note 2)	$12,803	$15,103	$18,777

Non-cash and Cash Issuance of Common Stock
Non-cash issuance of common stock (see reconciliation above)	$16,174	$15,991	$11,388
Issuance of common stock (Stmt. of Cash Flows)	6,996	294,942	54,651
Issuance of stock (Stmt. of Changes in Equity)	$23,170	$310,933	$66,039

Details of Stock Compensation and Tax Benefit on Statement of Changes in Equity
Stock compensation	$(9,802)	$(14,501)	$(3,298)
Stock-based compensation excess tax benefit (Stmt. of Cash Flows)	1,698	1,180	641
Stock compensation and tax benefit (Stmt. of Changes in Equity)	$(8,104)	$(13,321)	$(2,657)

We are filing this letter through the EDGAR system. We are also emailing a copy to Mr. Phippen and sending a signed original copy of this letter by overnight courier to you. Please feel free to call the undersigned at (785) 575-1625 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

cc:    Mr. Michael Contreras, Deloitte and Touche LLP
Mr. Anthony Somma, Senior Vice President, Chief Financial Officer and Treasurer